Exhibit 99.2

CURALEAF HOLDINGS, INC.

Consolidated Financial Statements

As of and for the Years Ended

December 31, 2020 and 2019

(Expressed in United States Dollars Unless Otherwise Stated)

To the Shareholders of Curaleaf Holdings, Inc.:

Opinion

We have audited the consolidated financial statements of Curaleaf Holdings, Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of profits and losses, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erkin Atakhanov.

/s/ Antares Professional Corporation

Chartered Professional Accountants

Calgary, Alberta

March 11, 2021

Curaleaf Holdings, Inc.

Consolidated Statements of Financial Position

(in thousands)

		December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$73,542	$42,310
Accounts receivable, net	3	28,830	18,335
Inventories, net	5	197,991	63,210
Biological assets	6, 21	46,210	19,197
Assets held for sale	7	58,504	—
Prepaid expenses and other current assets		10,140	6,479
Current portion of notes receivable	8	2,645	—
Total current assets		417,862	149,531
Deferred tax asset	16	5,528	2,628
Notes receivable	8	2,000	57,166
Property, plant and equipment, net	9	242,855	129,812
Right-of-use assets, net	19	267,168	82,794
Intangible assets, net	10	797,401	185,635
Goodwill	10	470,144	69,326
Investments	4	16,264	51,209
Prepaid acquisition consideration	4	132,234	—
Other assets		35,135	8,825
Total assets		$2,386,591	$736,926

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$47,043	$12,742
Accrued expenses		57,475	18,016
Income tax payable	16	79,649	15,114
Current portion of lease liability	19	15,710	11,835
Current portion of notes payable	4, 11	6,500	17,000
Liabilities held for sale	7	7,181	—
Other current liabilities	21	6,568	31,549
Total current liabilities		220,126	106,256
Deferred tax liability	16	226,465	22,642
Notes payable	11	285,001	87,953
Lease liability	19	270,495	81,319
Non-controlling interest redemption liability	21	2,694	2,694
Contingent consideration liability	4, 19	1,898	32,616
Other long term liability	16	3,698	—
Total liabilities		1,010,377	333,480

Shareholders’ equity:
Share capital		1,754,412	693,699
Treasury shares		(5,208)	(5,208)
Reserves		(177,744)	(146,819)
Accumulated deficit		(194,645)	(132,910)
Total Curaleaf Holdings, Inc. shareholders' equity	12	1,376,815	408,762
Redeemable non-controlling interest contingency	21	(2,694)	(2,694)
Non-controlling interest		2,093	(2,622)
Total shareholders’ equity		1,376,214	403,446
Total liabilities and shareholders’ equity		$2,386,591	$736,926

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Profits and Losses

(in thousands, except for share and per share amounts)

		Year ended
		December 31,
	Note	2020	2019
Revenues:
Retail and wholesale revenues		$586,219	$173,857
Management fee income		40,418	47,161
Total revenues		626,637	221,018
Cost of goods sold		311,148	102,386
Gross profit before impact of biological assets		315,489	118,632
Realized fair value amounts included in inventory sold		(149,586)	(74,757)
Unrealized fair value gain on growth of biological assets	6	224,610	97,738
Gross profit		390,513	141,613
Operating expenses:
Selling, general and administrative	14	227,274	121,022
Share-based compensation	13	30,879	16,607
Depreciation and amortization	9, 10, 19	68,676	31,701
Total operating expenses		326,829	169,330
Income (loss) from operations		63,684	(27,717)
Other income (expense):
Interest income		6,484	9,938
Interest expense	11	(47,903)	(18,396)
Interest expense related to lease liabilities	19	(21,099)	(6,357)
Gain on investment	4	37,560	—
Other expense	9, 10, 11, 15	(16,683)	(3,257)
Total other expense		(41,641)	(18,072)
Income (loss) before provision for income taxes		22,043	(45,789)
Income tax expense	16	(83,371)	(24,059)
Net loss		(61,328)	(69,848)
Less: Net income (loss) attributable to non-controlling interest		407	(2,604)
Net loss attributable to Curaleaf Holdings, Inc.		$(61,735)	$(67,244)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	17	$(0.11)	$(0.15)
Weighted average common shares outstanding – basic and diluted	17	557,192,899	462,911,053

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Changes in Equity

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based	Other			Total Curaleaf Holdings, Inc.	Redeemable Non - Controlling Interest	Non-Controlling	Redeemable Non-Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Accumulated	Shareholders'	Contingency	Interest	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Deficit	Equity	(Note 4)	(Note 4)	(Note 4)	Equity
Balances as of December 31, 2018	335,292,331	122,170,705	$657,525	$(4,325)	$6,698	$(153,459)	$(146,761)	(65,666)	$440,773	$(2,957)	$—	$(2,174)	$435,642
Repurchase of shares	(147,900)	—	—	(883)	—	—	—	—	(883)	—	—	—	(883)
Exercise and forfeiture of stock options	7,071,331	—	5,125	—	(2,788)	—	(2,788)	—	2,337	—	—	—	2,337
Share-based compensation	—	—	—	—	16,607	—	16,607	—	16,607	—	—	—	16,607
Issuance of shares in connection with acquisitions	5,698,604	—	31,049	—	—	—	—	—	31,049	—	—	—	31,049
Non-controlling interest in connection with acquisitions	—	—	—	—	—	—	—	—	—	—	2,156	—	2,156
Conversion of MVS to SVS	18,200,000	(18,200,000)	—	—	—	—	—	—	—	—	—	—	—
Minority buyouts	—	—	—	—	—	(13,877)	(13,877)	—	(13,877)	263	—	—	(13,614)
Net loss	—	—	—	—	—	—	—	(67,244)	(67,244)	—	—	(2,604)	(69,848)
Balances as of December 31, 2019	366,114,366	103,970,705	$693,699	$(5,208)	$20,517	$(167,336)	$(146,819)	$(132,910)	$408,762	$(2,694)	$2,156	$(4,778)	$403,446
Issuance of shares in connection with acquisitions	173,460,668	—	969,479	—	—	—	—	—	969,479	—	—	—	969,479
Issuance of shares in connection with private placement, net of issuance costs	4,383,698	—	30,236	—	—	(5,684)	(5,684)	—	24,552	—	—	—	24,552
Issuance of shares in connection with license success fee	245,629	—	2,348	—	—	—	—	—	2,348	—	—	—	2,348
Minority buyouts	6,163,920	—	45,748	—	—	(39,254)	(39,254)	—	6,494	—	—	4,308	10,802
Exercise and forfeiture of stock options	9,052,775	—	12,902	—	(9,891)	—	(9,891)	—	3,011	—	—	—	3,011
Share-based compensation	—	—	—	—	22,386	—	22,386	—	22,386	—	—	—	22,386
Non cash bonus	410,084	—	—	—	1,518	—	1,518	—	1,518	—	—	—	1,518
Conversion of MVS to SVS	10,000,000	(10,000,000)	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	(61,735)	(61,735)	—	(63)	470	(61,328)
Balances as of December 31, 2020	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$(194,645)	$1,376,815	$(2,694)	$2,093	$—	$1,376,214

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

		Year ended
		December 31,
	Note	2020	2019
Cash flows from operating activities:
Net loss		$(61,328)	$(69,848)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		88,466	37,206
Share-based compensation		29,361	16,607
Non-cash bonus		1,518	—
Non-cash interest expense		6,590	6,711
Unrealized gain on changes in fair value of biological assets		(224,610)	(97,738)
Realized fair value amounts included in inventory sold		149,586	74,757
Impairment loss	10, 15	23,659	—
(Gain)/loss on sale of property, plant and equipment		550	(118)
Deferred taxes		7,541	6,959
Write off of acquisition costs		—	1,135
Gain on investment	4	(37,566)	—
Changes in operating assets and liabilities
Accounts receivable		5,956	(6,943)
Biological assets		55,707	8,841
Inventories		(92,384)	(28,746)
Prepaid expenses and other current assets		4,748	710
Other assets		(17,702)	(1,216)
Accounts payable		9,958	533
Income taxes payable		57,753	12,384
Accrued expenses		4,552	445
Net cash provided (used) in operating activities		12,355	(38,321)
Cash flows from investing activities:
Purchases of property and equipment		(126,273)	(82,075)
Proceeds from sale of entity	8	1,004	—
Payments made on completion on acquisitions		(59,695)	(80,560)
Prepayment for acquisition consideration		(7,500)	—
Payment in connection with option to acquire an entity		—	(5,966)
Amounts advanced for notes receivable		(4,646)	(35,444)
Net cash used in investing activities		(197,110)	(204,045)
Cash flows from financing activities:
Cash received from financing agreement	11	186,235	—
Proceeds from sale leaseback		42,466	25,245
Minority buyouts		(2,508)	(395)
Lease liability payments	19	(26,762)	(5,132)
Cash received in private placement		24,552	—
Principal payments on notes payable		(2,920)	(3,995)
Exercise of stock options		3,013	2,337
Net cash provided by financing activities		224,076	18,060
Net change in cash		39,321	(224,306)
Cash at beginning of period		42,310	266,616
Cash held for sale		(8,089)	—
Cash at end of period		73,542	42,310
Supplemental disclosure of cash flow information:
Cash paid for interest		38,133	9,285
Cash paid for income tax		21,498	7,200
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use assets and lease liabilities		85,127	93,063
Issuance of shares in connection with minority buyouts		10,802	—
Issuance of shares in connection with acquisitions		969,479	31,049
Issuance of shares in connection with license success fee		2,348	—
Contingent consideration incurred in connection with acquisitions		36,494	14,616
Forgiveness of note receivable in connection with acquisition		65,868	—
Reduction of notes receivable in connection with sale leaseback		—	12,090
Seller note incurred in connection with acquisition		—	35,069

The accompanying notes are an integral part of these consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”).  Following the transaction, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and on the OTCQX under the symbol “CURLF”.

The head office and principal address of the Company is 301 Edgewater Place #405, Wakefield, MA 01880. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

Note 2 – Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect as of and for the year ended December 31, 2020.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on March 9, 2021.

Functional currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. The consolidated financial statements are presented in U.S. dollars unless otherwise stated.

Basis of consolidation

Subsidiaries are the entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling (“NCI”) interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Companys’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits and losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

These consolidated financial statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned and other entities consolidated other than on the basis of ownership:

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

		December 31,	December 31,
	State of	2020	2019
Business name	operations	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech RI, LLC	RI	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
PalliaTech OR, LLC (formerly Groen)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PalliaTech Florida, LLC (Note 19)	FL	100%	77.2%
Curaleaf Florida, LLC	FL	100%	70%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc. (Note 4)	NV	100%	100%
CLF Sapphire Holdings, Inc. (Note 4)	OR	100%	—
Curaleaf NJ II, Inc. (Note 4)	NJ	100%	*
Focused Employer, Inc.	MA	100%	*
GR Companies, Inc. (Note 4)	IL	100%	—
HMS Health LLC (Note 4)	MD	—	—
HMS Processing LLC (Note 4)	MD	—	—
HMS Sales LLC (Note 4)	MD	—	—
MI Health LLC (Note 4)	MD	—	—
Town Center Wellness, LLC (Note 4)	MD	—	—
Grassroots OpCo AR, LLC (Note 4)	AR	—	—
WCCC, LLC (Note 4)	IL	—	—
Compass Dispensary Holdings, LLC (Note 4)	IL	—	—
Greenhouse Group, LLC (Note 4)	IL	—	—
GR Vending MI, LLC (Note 4)	IL	—	—
GR Companies OK, LLC (Note 4)	OK	—	—
Remedy Compassion Center, Inc (Note 4)	ME	—	—
Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (Note 4)	ME	—	—

All significant intercompany balances and transactions were eliminated on consolidation.

*Entity established in fiscal year 2020.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and assets held for sale, which are measured at fair value less costs to sell; notes receivable measured at fair value through profit or losss (“FVTPL”); and liabilities for cash-settled share-based payment arrangements and contingent considerations

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

assumed in a business combination, which are recorded at fair value. Historical costs are generally based upon the fair value of the consideration given in exchange for assets and contractual obligation for liabilities.

Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities at time of purchase of 90 days or less to be cash equivalents.

Restricted cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2020 and 2019, other assets included restricted cash in the amounts of $0 and $500, respectively, which was related to amounts that were held in escrow with $125 being transferred to a third party on a monthly basis for consulting services.

Inventories

Inventories are stated at lower of cost or net realizable value (“NRV”). NRV is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. Packaging and supplies are initially valued at cost. The Company utilizes the most reliable evidence available to determine if inventories should be written-down below its current carrying value. The direct and indirect costs of inventories initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor, and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded within the line item “cost of goods sold” in the consolidated statement of profits and losses at the time the product is sold.

Biological assets

Expenditures incurred on biological assets are measured on initial recognition and at the end of each reporting period at their fair value less costs to sell in accordance with IAS 41 – Agriculture. The unrealized gain or loss arising on initial recognition of such biological assets at fair value less costs to sell and the change in fair value less costs to sell of biological assets are included in the consolidated statement of profits and losses for the period in which it arises. While the Company’s biological assets are within the scope of IAS 41, the direct and indirect costs of production are determined using an approach similar to the recognition criteria within the scope of IAS 2 – Inventories. These production costs incurred during the growing process are capitalized and included in the fair value of biological assets. These direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation. Capitalized costs are subsequently recorded within the line item “cost of goods sold” in the consolidated statement of profits and losses in the period that the related product is sold.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Estimated useful life
Information technology	5 years
Furniture and fixtures	7 years
Building and improvements	15 to 39 years
Leasehold improvements	Lesser of lease term or 7 to 10 years

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. Construction in progress is measured at cost. Upon completion, construction in progress will be reclassified as building or leasehold improvements depending on the nature of the assets and depreciated over the lesser of the estimated useful life of the asset or term of the lease. Subsequent expenditures are capitalized only if it is probable that the expenditure will provide future economic benefits to the Company.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statement of profits and losses in the year the asset is derecognized. IAS 36 – Impairment of Assets (“IAS 36”) requires that tangible assets be carried at no more than their recoverable amount. To meet this objective, the Company tests all assets that are within this scope for the existence of potential impairment.

Intangible assets subject to amortization

Intangible assets include intellectual property either owned by the Company or for which the Company has a license. Intangible assets include licenses to cultivate, process and sell cannabis, trade names and non-compete agreements obtained through business acquisitions. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired. Generally, the Company utilizes the discounted cash flow method for valuing licenses, the relief from royalty method for valuing trade names and the with or without cash flow method for valuing non-compete agreements. Intangible assets with finite lives are amortized over their estimated useful lives and reported net of accumulated amortization, separately from goodwill. Amortization is calculated on the straight-line method based on the following estimated useful lives:

Estimated useful life
Licenses	10-20 years
Trade names	5-15 years
Non-compete agreements	1-2 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. IAS 36 requires that intangible assets be carried at no more than their recoverable amount. To meet this objective, the Company tests all assets that are within this scope for potential impairment.

Subsequent expenditures are capitalized only when expenditures increase the future economic benefits embodied in the specific assets to which the expenditure relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the consolidated statements of profits and losses as incurred.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on both regions and acquired business entities. The Company has determined that the goodwill recognized in connection with all acquisitions to date belong to the cannabis operations segment.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statement of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Debt with warrants and convertible options

The Company issues debt that may have separate warrants, conversion features or no equity-linked attributes which are accounted for as compound or hybrid financial instruments based on its features.

Convertible notes and debt with warrants classified as compound financial instruments are accounted for separately by their components: a financial liability and an equity instrument. The liability component is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component is not remeasured. No gain or loss is recognized at maturity or early conversion of the debt.

For convertible notes and debt with warrants classified as hybrid financial instruments, the Company elects on an instrument by instrument basis to bifurcate embedded derivatives or fair value of the entire instrument.

Leased assets

The Company primarily leases office and production facilities, warehouses, production equipment and vehicles. The Company assesses service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if the Company has the right to control the use of the identified asset.

The right-of-use asset is initially measured at cost, which is primarily comprised of the initial amount of the lease liability, plus initial direct costs and lease payments at or before the lease commencement date, less any lease incentives received, and is amortized on a straightline basis over the remaining lease term. All right-of-use assets are reviewed periodically for impairment. The lease liability is initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The Company elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and not to recognize these short-term leases on the balance sheet. Leases have varying terms with remaining lease terms of up to approximately 30 years. Certain of the Company’s lease arrangements provide the Company with the option to extend or to terminate the lease early.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Income taxes

Income tax expense comprises current and deferred tax. It is recognized in the consolidated statement of profits and losses except to the extent that it relates to a business combination, or items recognized directly in equity or in other income. Interest and penalties related to income taxes, including uncertain tax treatments, are accounted for under IFRIC 23 –  Uncertainty over Income Tax Treatments. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable with respect to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Revenue recognition

The Company generates revenue from the sale of cannabis, cannabis related products and provision of services.

In accordance with IFRS 15 – Revenue from Contracts with Customers, the Company uses the following five-step approach to determine the timing and amount of revenue to be recognized:

i.	identify the contract with the customer;
ii.	identify the performance obligation(s) in the contract;
iii.	determine the transaction price;
iv.	allocate the transaction price to the performance obligation(s); and
v.	recognize revenue when (or as) performance obligation(s) is/are satisfied.

Revenue from the sale of cannabis is recognized at the point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer. Revenue from management services fees are recognized over the term of the arrangement as services are provided. Revenue is presented net of discounts and sales and other related taxes.

Share-based payment arrangements

The Company measures all share-based payment arrangements to employees and directors at the fair value on the date of the grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of options and warrants. The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate are determined by reference to the underlying terms of the instrument, and the Company’s experience with similar instruments. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. The grant-date fair value of equity-settled share-based payment arrangements is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date.

Earnings per share, basic and diluted

The Company presents basic and diluted earnings per share. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which comprise warrants, convertible debt and options issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized in the consolidated statement of financial position at the time the Company becomes a party to the contractual provisions of the financial instrument.

Initial measurement of financial assets and financial liabilities

Financial assets and liabilities are recognized at fair value upon initial recognition plus any directly attributable transaction costs when not subsequently measured at fair value through profit or loss. Transaction costs are expensed in the period incurred through the consolidated statement of profits and losses.

Subsequent measurement

Measurement in subsequent periods is dependent on the classification of the financial instrument. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortised cost or fair value through other comprehensive income (loss) (“FVTOCI”) as described below are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Classification

The Company classifies its financial instruments in the following categories: at FVTPL, at FVTOCI or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities, including accounts receivable and notes receivables, at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of profits and losses. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of profits and losses in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of profits and losses, as an impairment loss or gain, the amount of expected credit losses or reversal that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of profits and losses.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of profits and losses.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability,

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

the Company uses market observable data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of  assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the statement of profits and losses immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the statement of profits and losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statement of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Definition of a Business (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Compound financial instruments

The identification of components in compound financial instruments is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

or market conditions, the Company utilized the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on both regions and acquired business entities.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statement of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The accounting policy for assets held for sale applied in these consolidated financial statements is new in comparison to the audited consolidated financial statements of the Company as of and for the year ended December 31, 2019. The Company classifies assets held for sale in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations.” When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7).

COVID-19 estimation uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency in the United States by former President Donald Trump. The outbreak has spread throughout the globe, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures, and travel restrictions.

The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business. See the heading "Risk Factors – General Business Risks – COVID-19 Pandemic" of the Company's management's discussion and analysis for the years ended December 31, 2020 and 2019 for more information.

New, amended and future IFRS pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued the IFRS 3 Amendment. The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, however early application is permitted. The Company had elected early application of the IFRS 3 Amendment effective January 1, 2019 and elected whether to apply, or not apply, the test to each transaction separately. The Company applies the IFRS 3 Amendment based on whether a single asset is a significant percentage of the total assets acquired.

IAS 1 – Presentation of Financial Statements & IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued “Definition of Material”, an amendment to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and to align the definition used in the Conceptual Framework and the standards themselves. The amendment clarifies that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” This amendment is effective for the annual period beginning January 1, 2020.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	December 31,	December 31,
	2020	2019
Trade accounts receivable, net	$30,919	$17,339
Other receivables	2,446	996
Transferred to assets held for sale	(4,536)	—
Total trade and other receivables	$28,830	$18,335

As of December 31, 2020, the Company recognized a $494 provision for expected credit losses. No provision was recognized for the year ended December 31, 2019.

Note 4 – Acquisitions

A summary of acquisitions completed during the years ended December 31, 2020 and 2019 is provided below:

	Year ended December 31, 2020
Purchase price allocation	Cura (2)	Remedy (2)	Arrow (1)	MEOT (2)	Curaleaf NJ (2)	Blue Kudu (1)	Grassroots (2)	ATG (2)
Assets acquired:
Cash	$12,755	$172	$711	$395	$3,667	$276	$28,690	$7,253
Accounts receivable, net	11,027	15	—	129	1,995	350	5,511	—
Prepaid expenses and other current assets	2,232	3	—	15	405	—	5,835	787
Inventory	22,074	227	508	1,418	4,962	123	12,101	3,455
Biological assets	—	79		705	2,340	—	4,571	379
Property, plant and equipment, net	7,465	319	1,854	1,081	6,187	56	37,128	4,397
Right-of-use assets	9,047	108	2,058	1,812	41,518	812	103,055	1,555
Other assets	832	—	—	1,034	46	—	91	—
Intangible assets :
Licenses	135,060	—	38,435	—	57,580	3,345	300,140	24,690
Trade name	28,340	160	—	170	8,260	—	12,130	120
Service agreements	59,030	1,430	—	5,830	—	—	3,080	—
Non-compete agreements	4,950	—	—	—	—	—	19,290	—
Goodwill	113,252	909	—	561	22,863	—	257,023	19,072
Deferred tax liabilities	(58,971)	(480)	—	(1,680)	(20,525)	—	(102,329)	(9,397)
Liabilities assumed	(22,652)	(573)	(5,885)	(3,426)	(46,065)	(1,469)	(159,368)	(9,811)
Consideration transferred	$324,441	$2,369	$37,681	$8,044	$83,233	$3,493	$526,948	$42,500

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	Year ended December 31, 2019
Purchase price allocation	Acres (2)	Glendale (1)	Phyto (1)	Emerald (1)	Eureka (1)	Blackjack (1)	HMS (1)	Elevate (1)
Assets acquired:
Cash	$478	$330	$37	$747	$490	$120	$501	$101
Accounts receivable	884	92	—	188	82	—	1,052	—
Prepaid expenses and other current assets	114	21	143	253	876	—	211	53
Inventory	3,812	422	103	724	587	333	414	93
Biological assets	567	—	—	—		—	—	—
Property, plant and equipment	5,994	1,407	—	103	357	—	—	68
Other assets	45	107	—	15	—	—	—	—
Intangible assets :
Licenses	22,340	17,060	7,424	15,970	35,253	7,187	32,775	1,937
Trade name	370	—	—	—	—	—	—	—
Non-compete agreements	700	—	—	—	—	—	—	—
Goodwill	17,471	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	—	—	—	—
Liabilities assumed	(5,178)	(660)	(38)	—	(1,284)	(915)	(2,654)	(151)
Non-controlling interest	—	—	—	—	—	(2,156)	—	—
Consideration transferred	$47,597	$18,779	$7,669	$18,000	$36,361	$4,569	$32,299	$2,101
(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.
(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2020 acquisitions

Cura Partners, Inc., an Oregon corporation (“Cura” or “Select”)

On February 1, 2020, the Company completed the acquisition of Select through the Company’s subsidiary CLF Sapphire Holdings, Inc. The acquisition included Select's manufacturing, processing, distribution, and marketing operations, all adult-use and medical cannabis products marketed under the Select brand name, and all Select intellectual property (the “Cura Transaction”). The purpose of the Cura Transaction was to solidify the Company’s stance as one of the largest cannabis operators in the U.S. in terms of operational and wholesale footprint and position the Company for its next phase of growth.

Due to changes in market conditions, Curaleaf and Select mutually agreed on October 30, 2019 to reduce the base consideration payable upon closing of the Cura Transaction. Under the Amended and Restated Merger Agreement (the "Amended Merger Agreement"), the Company issued 55,000,000 SVS to the benefit of the former Select equity holders. The fair value of the shares issued upon closing was $251,911 and the fair value of the shares issued and held in escrow was $17,381. There was an additional 40,555,556 SVS payable to former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select-branded extract sales beginning at a target of $130,000 with maximum achievement at $250,000. In addition, Select equity holders will also be eligible to receive an earn-out of up to $200,000 from the issuance of additional SVS, contingent upon Curaleaf exceeding $300,000 in calendar year 2020 revenue for Select-branded extract sales. The total contingent consideration related to Cura had a fair value of $28,445. Consideration also included the rollover of former Select option-holders to Curaleaf options. The fair value of the rollover options was $26,072. There were 2 dissenting Select shareholders who elected to receive cash in lieu of merger consideration;  they were paid $631 in April 2020. The Select earn-out criteria for the potential payout of an additional 40,555,556 SVS was not met as of the measurement date, and as a result the Company recorded a gain on

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

the change in fair value of the contingent consideration of $28,445 during the year ended December 31, 2020. The Company incurred transaction costs of approximately $7,452.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Cura Transaction had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the Cura Transaction, total unaudited pro forma revenue and net loss for the year ended December 31, 2020 was $91,483 and $49,708, respectively.

Revenue and net loss from Cura included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $81,837 and $34,276, respectively.

Arrow Alternative Care, Inc. (“Arrow 1”), Arrow Alternative Care #2, Inc. (“Arrow 2”), Arrow Alternative Care #3, Inc. (“Arrow 3”), each a Delaware corporation (collectively, the “Arrow Companies” or “Arrow”)

In March 2020, the Company signed definitive agreements to acquire Arrow 1, Arrow 2, and Arrow 3 (respectively, “Transaction 1”, “Transaction 2”, and “Transaction 3”, and collectively the “Arrow Transactions”), which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, Connecticut. The aggregated consideration paid for the Arrow Companies was $37,681, consisting of $16,298 in cash and $21,383 in SVS. The closing of Transaction 1 and Transaction 3 occurred in April 2020. While management’s control of, and all economic interest in, Arrow 2 were transferred to the Company in April 2020, the closing of Transaction 2 occurred on August 3, 2020. The consideration for Arrow 1 was $10,412 and was paid in cash at closing. The consideration for Arrow 2 was $15,048 of which $9,333 was paid in SVS and the remainder in cash. Finally, the consideration for Arrow 3 was $12,227 which was paid by the issuance of 1,861,149 SVS. In August 2020, 27,334 “top up” shares were issued as additional consideration in connection with Transaction 3. The Company incurred transaction costs of approximately $227. The Company acquired Arrow due to its strategic locations in key metro areas in Connecticut.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Arrow acquisition had occurred as of January 1, 2020. These pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the Arrow acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $24,410 and $1,298, respectively.

Revenue and net loss from Arrow included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $18,638 and $574, respectively.

Remedy Compassion Center, Inc. (“Remedy”)

Remedy owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In October 2016, the Company entered into a Management Services Agreement with Remedy (“Remedy MSA”) under which the Company provided services in the areas of cultivation, extraction, and other consulting. Under the Remedy MSA, Remedy maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business. The Company recognized management fee income for services rendered under the Remedy MSA.

Remedy operated as a Maine nonprofit corporation until February 2020, when changes in Maine regulations allowed for conversion to a for-profit corporation. In February 2020, Remedy converted to a for-profit corporation as approved by their independent Board of Directors. In connection with the conversion, the Remedy MSA was terminated and the Company entered into a Registered Dispensary Management Agreement (“Remedy Operating Agreement”). Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Remedy Operating Agreement, the Company has acquired operational control and substantially all of the economic

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

benefit of Remedy's business (the “Remedy Acquisition”), which allows the Company to control Remedy in accordance with IFRS 10 definitions. The Company retains a right to acquire Remedy at such time as the residency requirement for ownership is lifted. Total consideration paid for the Remedy Acquisition was $2,369. The Company incurred transaction costs of approximately $28.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Remedy Acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the Remedy Acquisition, total unaudited pro forma revenue and net loss for the year ended December 31, 2020 was $4,135 and $596, respectively.

Revenue and net loss from Remedy included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $3,164 and $204, respectively.

GR Companies, Inc., a Delaware company ("Grassroots")

In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (the “Grassroots Acquisition”).  In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition. The Company acquired Grassroots to continue its path forward in playing a leading role in the growth of the U.S. cannabis market.

Closing of the Grassroots Transaction occurred in July 2020. At closing, the Company issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Amended Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,187 in connection with the closing of the Grassroots Transaction, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital. In addition, the parties resolved that certain Grassroots related assets in Illinois and Ohio, and a dispensary in Maryland, are designated for sale to comply with local limitations on license ownership. Due to the limitations on license ownership, the Company recognized $132,234 for prepayment of acquisition consideration. Curaleaf also agreed to issue 2,119,864 SVS to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to closing adjustments and the parties are still in the process of finalizing the computation of those post-closing adjustments, which is expected to finalize by the third quarter of 2021. The Company incurred transaction costs of approximately $7,623.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Grassroots Acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the Grassroots Acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $213,215 and $120,127, respectively.

Revenue and net loss from Grassroots included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $125,177 and $7,744, respectively.

Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu (“Blue Kudu”)

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The transaction

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

closed in July 2020. The consideration consisted of 322,580 SVS at a fair value of $2,109, $1,384 payable in cash at closing of the transaction, and a 5% note of up to $500 due ten and one half months from closing.  The Company incurred transaction costs of approximately $100. The Company acquired Blue Kudu as a strategic move to support the Company’s planned expansion of its Select brand throughout the state of Colorado.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Blue Kudu acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the Blue Kudu acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $3,126 and $458, respectively.

Revenue and net income from Blue Kudu included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $2,719 and $155, respectively.

Curaleaf NJ, Inc. (“CLNJ”)

In February 2011, the Company entered into a Management Services Agreement (“NJ MSA”) with CLNJ (formerly Compassionate Sciences ATC Inc.). As required under state law, CLNJ was formed as a New Jersey nonprofit corporation without shareholders, acting through its governing body, the Board of Trustees (“NJ Board”). CLNJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”) (see Note 8). The NJ Note allowed the Company to acquire CLNJ when the regulations in New Jersey changed to allow nonprofit corporations to convert to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act (the “Act”) known as the Jake Honig Compassionate Use Medical Cannabis Act (“Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, CLNJ received approval from the state of New Jersey for the transfer of the ATC Permit to Curaleaf NJ II, Inc., a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, CLNJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. The transaction closed in July 2020. As a result of the closing of the sale and transfer of the assets, the $83,233 balance of the NJ Note was applied to the purchase price. The Company incurred transaction costs of approximately $54. The Company acquired CLNJ due to its presence in the state of New Jersey and its growing market.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the CLNJ acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the CLNJ acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $65,178 and $6,080, respectively.

Revenue and net income from CLNJ included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $37,510 and $15,757, respectively.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (“MEOT”)

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business, and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020, and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi had an ownership interest. The Company acquired Verdure in July 2020 for $8,000 cash and a cash earn-out of $2,000 based on MEOT’s achievement of certain earnings targets. The fair value of the earn-out was $44. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT at such time as the residency requirement for ownership is lifted. The Company incurred transaction costs of approximately $32. The Company acquired operational control and substantially all of the economic benefit of MEOT due to its presence in the state of Maine and its growing market.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the MEOT acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the MEOT acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $5,317 and $158, respectively.

Revenue and net income from MEOT included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $2,728 and $574, respectively.

PalliaTech Florida LLC

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida LLC from certain minority equity holders for consideration of 2,375,000 SVS. In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1,750. Another 11.4% equity interest in PalliaTech Florida LLC was acquired by the Company on January 10, 2020 from certain other minority equity holders for consideration of $2,500 paid in cash and 1,772,062 SVS. Upon completion, PalliaTech Florida LLC became an indirect wholly-owned subsidiary of the Company (See Note 19). On December 31, 2020, PalliaTech Florida LLC transferred all of the securities that it held in Curaleaf Florida, LLC to Palliatech Florida, Inc., so that PalliaTech Florida, Inc. became the sole member of Curaleaf Florida, LLC.  Following that transfer of securities, having no other assets, PalliaTech Florida, LLC was voluntarily dissolved on December 31, 2020. Transaction costs for the remaining acquisition items that occurred in 2020 were immaterial.

Net loss from PalliaTech Florida LLC included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $4,468.

Alternative Therapies Group, Inc, a Massachusetts corporation (“ATG”)

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts, and intended to enter into supply agreements with ATG’s three dispensaries in Massachusetts. Consideration for ATG is $50,000, $42,500 of which was prepaid in cash in December

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

2018 in order to solidify the Company’s intent to complete the purchase of ATG and was recorded as a non-current asset. The remaining $7,500 was paid at the closing of the transaction in November 2020. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem have been spun off and continue to operate under the ATG brand. The dispensaries were sold for a total of $7,500. The Company incurred transaction costs of approximately $204. The Company purchased ATG to increase its cultivation capacity in Massachusetts.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the ATG acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results. For the ATG acquisition, total unaudited pro forma revenue and net income for the year ended December 31, 2020 was $18,385 and $14,179, respectively.

Revenue and net income from ATG included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $3,976 and $3,259, respectively.

2019 acquisitions

HMS Health LLC (“HMS”), HMS Processing LLC, MI Health LLC, and HMS Sales LLC, all Maryland limited liability companies (the “HMS Companies”)

In January 2019, the Company completed the acquisition of the HMS Companies which concluded as a $30,000 convertible financing. Prior to funding, HMS spun off its cannabis processing license and cannabis dispensing license into separate entities, HMS Processing LLC and HMS Sales LLC, respectively. There was an additional adjustment of $447 made upon closing as part of the agreement. The loans, together with accrued interest, are convertible into equity of each of the HMS Companies upon receipt of all required regulatory approvals. In addition, the owners of the HMS Companies will receive additional consideration of $2,000 in SVS at the then-current market price upon completed conversion of the loans. The Company recorded a liability of $1,852 for the additional consideration. The Company incurred transaction costs of approximately $199. The Company has signed a definitive agreement with TerrAscend Corp for the sale of these acquired asset (see Note 7).

Town Center Wellness, LLC, dba Elevate Takoma, a Maryland limited liability company (“Elevate”)

In January 2019, the Company paid $2,101 in cash for an option to acquire the license associated with Elevate, a dispensary located in Takoma Park, MD. The Company incurred transaction costs of approximately $40. The Company has signed a definitive agreement with PharmaCann LLC for the sale of these acquired asset (see Note 7).

Naturex II, LLC, dba Blackjack Collective, a Nevada limited liability company (“Blackjack”)

In October 2017, the Company entered into an agreement to acquire 51.2% of Blackjack by purchasing a 64% interest in VSLV Management, a related party, which owned 80% of Blackjack. The purchase price was in the form of 4,105,988 shares of common stock of Curaleaf, Inc. valued at $3,001. The Company issued these shares of Curaleaf, Inc. into escrow for release to the members of VSLV Management upon regulatory approval of the transaction. In January 2019, the Company entered into an agreement to acquire an additional 18% of Blackjack from minority owners for cash consideration of $1,260. Furthermore, in October 2019, the Company entered into an agreement to acquire the remaining interests in VSLV Management in consideration of the issuance of 286,246 additional SVS upon closing of the transaction. Final completion of these further transactions also remains subject to regulatory approval.

The Company’s total controlling ownership in Blackjack as of April 1, 2019, the date it took control of Blackjack, was 69.2%. The Company recognized the residual 30.8% of unowned membership interest as a $2,156 non-controlling interest in equity. As a result of its agreement to acquire the remaining interest in VSLV Management, the Company’s controlling

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

ownership interest was increased to 98% as of October 11, 2019. There was an additional $308 of payables due to the Company that were effectively forgiven as part of the purchase price. The Company incurred transaction costs of approximately $122.

EC Investment Partners, LLC, a Nevada limited liability company (“Eureka”)

In April 2019, the Company acquired all of the membership interests of Eureka. Total consideration of $36,361 consisted of $5,608 in cash, settlement of $5,000 of debt owed to the Company, and $14,239 which was settled through the issuance of 1,663,511 SVS.  In addition, the sellers may be entitled to additional consideration in the form of additional SVS based upon the excess of Eureka’s EBITDA for the twelve-month period starting July 1, 2019 above $5,000. The Company incurred transaction costs of approximately $609.The Eureka earn-out criteria were not met as of the measurement date, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $9,572 during the year ended December 31, 2020.

Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation (“Emerald”)

In May 2019, the Company acquired exclusive rights to operate the Emerald dispensary in Gilbert, AZ, whose license is held by Absolute Healthcare, Inc. Total consideration for the transaction was $18,000, of which $10,000 in cash was paid upfront, $5,000 was paid in cash in January 2020, and the balance of $3,000 was paid in cash in May 2020. (see Note 11). The Company incurred transaction costs of approximately $138.

Phytotherapeutics Management Services, LLC, an Arizona non-profit corporation (“Phyto”)

In July 2019, the Company completed the acquisition of Phyto, which operates under the license of Phytotherapeutics of Tucson, LLC. The closing of the transaction resulted in the license being applied to a newly developed dispensary located in Phoenix, AZ.

Aggregate agreed consideration for Phyto was $7,669, consisting of  cash in the amount of $5,669, 65,511 SVS valued at $500 and a promissory note in the amount of $1,500 with a maturity date of 18 months from the closing of the transaction with an interest rate of 7.5% (Note 11). The transaction was completed in July 2019. The Company incurred transaction costs of approximately $47.

Glendale Greenhouse, an Arizona non-profit corporation (“Glendale”)

In August 2019, the Company completed the acquisition of Glendale, which operates under the license of PP Wellness as a vertically integrated cannabis cultivation, processing, and dispensary company.

Consideration for Glendale included 173,050 SVS valued at $1,500 and cash in the amount of $8,279. The Company also issued two promissory notes with a combined amount of $5,000 with a maturity date of 12 months from the closing of the transaction date and an interest rate of 7%. The Company also issued a promissory note in the amount of $2,500 with an interest rate of 7%, which was paid in February 2020 (Note 11). Additionally, the Company issued 172,544 SVS 12 months after the closing of the transaction. The Company incurred transaction costs of approximately $78.

Acres Cultivation, LLC, a Nevada limited liability company, and Acres Medical, LLC, a Nevada limited liability company (together, “Acres”)

In October 2019, the Company completed the acquisition of Acres Cultivation, LLC, which included a cultivation facility in the Amargosa Valley, Nevada and, on January 1, 2020, the Company completed its acquisition of Acres Medical, LLC, which included a large dispensary located in Las Vegas, Nevada, with a second dispensary under construction that has since opened in Ely, Nevada. Total consideration for the Acres transaction was $47,597, of which $15,000 was paid in

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

cash upon signing of the definitive agreement, $9,500 was paid upon receiving regulatory approval of the license transfer for the dispensary in January 2020, as well as a $500 holdback. Total consideration also included $12,856 which was settled through the issuance of 3,108,183 SVS, and $8,569 which was settled through the issuance of 2,039,062 SVS upon receiving regulatory approval of the license transfer for the dispensary in January 2020. The purchase agreement also included earn-out potential (“Acres earn-out”) if certain financial targets were met. The Acres earn-out was not expected to be achieved as of December 31, 2020, and as a result, the Company recorded a gain on the change in fair value of the contingent consideration of $1,034 during year ended December 31, 2020. The Company incurred transaction costs of approximately $448.

Pending acquisitions

The following acquisitions have been signed but were not completed prior to January 1, 2021. The results of the following entities are not included in the consolidated results of the Company:

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000. The Company paid $5,000 in cash in May 2019 and $7,500 in cash in July 2020. The remaining consideration will be paid upon completion of milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf. The closing of this transaction is currently pending regulatory approval.

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales (“EMMAC”)

In March 2021, the Company signed a definitive agreement to acquire EMMAC, an independent cannabis company with operations spanning, amongst others, the United Kingdom, Germany, Italy, Spain and Portugal, for a total base consideration of approximately $286,000, consisting of approximately $50,000 in cash at closing, approximately 16,797,963 SVS and up to an additional $57,000 subject to performance-based earn-outs. The closing of this transaction is currently pending completion of certain closing conditions, including regulatory approval and is expected to close early in the second quarter of 2021.

Note 5 – Inventories

Inventories consist of the following:

	December 31,	December 31,
	2020	2019
Raw materials
Harvested cannabis	$5,036	$5,780
Harvested trim	8,450	2,890
Total raw materials	13,486	8,670
Work-in-process
Processing	67,955	15,998
Finished goods
Consumables	10,403	8,668
Flower	14,231	3,661
Extracts	31,269	14,663
Total finished goods	55,903	26,992
Fair value adjustment to inventory related to biological assets	63,828	11,550
Transferred to assets held for sale	(3,181)	—
	$197,991	$63,210

d

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

During the years ended December 31, 2020 and 2019, the Company recognized cost of goods sold of $460,734 and $177,143, respectively, of which $311,148 and $102,386, respectively, was included in costs before the impact of biological assets adjustments for the amount of $149,586 and $74,757, respectively, of non-cash expense relating to the realized change in fair value of inventory sold.

Note 6 – Biological assets

The following table is a reconciliation of the carrying amounts of the biological assets:

Balance at December 31, 2018	$4,491
Assets obtained in the acquisition of HMS Companies	469
Assets obtained in the acquisition of Eureka	577
Assets obtained in the acquisition of Acres	567
Unrealized fair value gain on growth of biological assets	97,738
Increase in biological assets due to capitalized costs	20,661
Transferred to inventory upon harvest	(105,306)
Balance at December 31, 2019	$19,197
Assets obtained in the acquisition of Remedy	79
Assets obtained in the acquisition of Curaleaf NJ	2,340
Assets obtained in the acquisition of MEOT	705
Assets obtained in the acquisition of Grassroots	4,571
Assets obtained in the acquisition of ATG	379
Unrealized fair value gain on growth of biological assets	224,610
Increase in biological assets due to capitalized costs	109,850
Transferred to inventories upon harvest	(314,114)
Transferred to assets held for sale	(1,407)
Balance at December 31, 2020	$46,210

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of December 31, 2020 and 2019, it was expected that the Company’s biological assets would yield 16,905,180 and 7,031,057 grams of cannabis when harvested, respectively. See Note 21 for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Assets and liabilities held for sale consist of the following:

Assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Total
Balance at January 1, 2020	$—	$—	$—	$—
Transferred in	30,397	2,274	25,833	58,504
Total assets held for sale at December 31, 2020	$30,397	2,274	25,833	$58,504

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Liabilities associated with assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Total
Balance at January 1, 2020	$—	$—	$—	$—
Transferred in	3,145	797	3,239	7,181
Total liabilities associated with assets held for sale at December 31, 2020	$3,145	797	3,239	$7,181

The Company has been marketing the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) for sale. Such a sale will enable the Company to acquire the Maryland cultivation and processing assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. The cultivation and processing assets of Grassroots in Maryland were spun off prior to the acquisition of Grassroots by the Company, and the Company intends to purchase those assets when approved by the Maryland regulators.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS Assets in Maryland to TerrAscend for a total consideration of $27,500. The HMS Assets sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to the Company of $27,500 includes $25,000 payable in cash upon closing as well as a $2,500 interest bearing Note due and payable to the Company in April 2022. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

In addition to the HMS Assets, the Company has been marketing the assets of Town Center Wellness, LLC, a licensed dispensary business in Takoma Park, Maryland. Such a sale will enable the Company to acquire dispensary assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Welnness, LLC to PharmaCann LLC for a total consideration of $2,000, all payable in cash upon closing. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

The Company has also been marketing certain rights and interests in some of the assets of the Grassroots-related entities, including OhiGrow, LLC and Ohio Green Grow, LLC, which have Ohio cultivation and processing licenses, respectively,  in order to ensure compliance with Ohio regulations. Additionally, the Company has been marketing certain rights and interests of the assets of a select number of Illinois dispensaries associated with the Grassroots Acquisition in order to ensure compliance with Illinois rules and regulations.

Note 8 – Notes receivable

Notes receivable consist of the following:

	December 31,	December 31,
	2020	2019
Notes receivable Curaleaf NJ, Inc. (Note 4)	$—	$56,437
Notes receivable Remedy Compassion Center, Inc. (Note 4)	—	729
Notes receivable RJB Enterprises, LLC.	1,645	—
Notes receivable Curaleaf Maryland, Inc.	3,000	—
Total notes receivable	$4,645	$57,166

Current portion of notes receivable	2,645	—
Long term notes receivable	2,000	57,166
Total notes receivable	$4,645	$57,166

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

In October 2016, the Company entered into a $500 note receivable with Remedy Compassion Center, Inc (“RMC”). The note receivable has an interest rate of 12% per annum and interest payments are payable monthly. The principal balance of the loan is payable upon the maturity date of December 31, 2019. The notes receivable carries certain financial and non-financial covenants. The note receivable with RMC remained unpaid past the maturity date and continued accruing interest until it was used as the consideration paid for acquiring control of RMC due to the conversion of RMC to a for-profit corporation triggering a termination of the previous MSA and signing of the Remedy Operating Agreement (See Note 4). During the years ended December 31, 2020 and 2019, the Company recorded $37 and $82 of interest income, respectively.

In February 2011, the Company entered into a management services agreement which included a $2,500 credit facility, structured as a ten year term loan, with Curaleaf NJ, Inc., an unrelated party. The term loan had an interest rate of 18% per annum and interest payments were payable quarterly or added to the principal balance of the loan if payment was not made. In January 2019, the Company entered into the NJ Note to increase the term loan up to $70,000 with the same interest rate of 18% and maturity date of December 31, 2021. During the years ended December 31, 2020 and 2019, the Company recorded $6,336 and $8,017 of interest income, respectively.  Additionally, the Company provided Curaleaf NJ, Inc. with management services for fees which are added to the note receivable. Revenue from Curaleaf NJ, Inc. accounted for approximately 3% and 17% of total revenue for the years ended December 31, 2020 and 2019, respectively.

Under the terms of the NJ Note, the outstanding balance of the principal and interest was convertible upon conversion of Curaleaf, NJ, Inc. from a non-for-profit corporation to a for-profit corporation in accordance with New Jersey law. In January 2020, Curaleaf NJ, Inc. submitted a request for authorization to sell and transfer its alternative treatment center (“ATC”) permit and substantially all of its assets to the Company in exchange for forgiveness of the outstanding balance of the principal and interest of the NJ Note. Upon receiving approval from the State of New Jersey and other regulatory bodies, the transaction closed in July 2020. As a result of the closing of the sale and transfer of the assets, the $83,233 balance of the NJ Note was applied to the purchase price. See Note 4 for futher details.

In February 2020, the Company entered into a note receivable agreement with RJB Enterprises, LLC for a licensing arrangement for the purchase and processing of cannabis products associated with the Select product lines, structured as various term loan advances with a maximum borrowing amount of $7,000. The note receivable has an interest rate of 1.57% per annum and is payable upon maturity on March 1, 2022. The principal balance of the note is payable on the fifth day of each month starting on April 5, 2020, and so long as any indebtedness is outstanding under the note, is paid in increments of ten dollars and seventy-five cents per unit of licensed product sold by the borrower during the preceding month, with any remaining balance due upon maturity. The note can be prepaid at any time without any penalty or fees. The notes receivable carries certain financial and non-financial covenants.

The Company had been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest the Company from these assets to ensure compliance with Maryland regulations. In June 2020, the Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc. in October 2020. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4,000, of which $3,000 was issued as a note receivable from Curaleaf Maryland, Inc. The note receivable has a Payment-in-Kind (“PIK”)  interest rate of 13% per annum and is payable upon maturity on June 25, 2023. The principal balance of the note is payable each year on June 25th in equal installments of $1,000 with the interest due on the final payment.

Information about the Company’s exposure to credit and market risks, and impartment losses for notes receivable is included in Note 21.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	December 31,	December 31,
	2020	2019
Land	$6,827	$487
Building and improvements	132,428	87,563
Furniture and fixtures	64,214	37,526
Information technology	2,756	1,858
Construction in progress	73,177	20,387
Total property and equipment	279,402	147,821
Less: Accumulated depreciation	(36,547)	(18,009)
Property, plant and equipment, net	$242,855	$129,812

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

In August 2019, the Company entered into a Purchase and Sale Agreement (“PSA”) with Freehold Properties, Inc. (“Freehold”) pursuant to which Freehold agreed to purchase 7 of the Company’s buildings that are used in the cultivation, manufacture and sale of cannabis. As part of the PSA, the Company agreed to lease the buildings from Freehold over a ten-year period. The Company received $25,245 in cash and 311,991 shares of Freehold stock valued at $2,836. The Company recognized a gain of $693 as a result of the sale, which was recorded within other expense on the consolidated statements of profits and losses.

On August 4, 2020, the Company completed a sale and lease back transaction to sell its Mt Dora, Florida cultivation and processing facility to GA NA 3 LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it. As a result of the sale, the Company disposed of $26,700 of buildings and improvements and $14,800 of construction in progress. The Company recognized a loss on the sale related to the transaction of $557 which was recorded within other expense on the consolidated statements of profits and losses.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

A reconciliation of the beginning and ending balances of property, plant and equipment and accumulated depreciation is as follows:

					Construction
		Building and	Furniture and	Information	in
	Land	Improvements	Fixtures	Technology	Progress	Total
Cost
As of December 31, 2018	$210	$48,060	$13,486	$582	$10,119	$72,457
Additions	277	39,280	25,307	1,677	35,439	101,980
Business acquisitions	—	5,365	2,050	2	512	7,929
Disposals	—	(26,348)	(2,525)	(840)	(4,832)	(34,545)
Transfers	—	21,206	(792)	437	(20,851)	—
As of December 31, 2019	$487	$87,563	$37,526	$1,858	$20,387	$147,821
Additions	10	45,659	17,934	646	62,024	126,273
Business acquisitions	6,384	25,828	12,225	823	13,227	58,487
Disposals	—	(27,620)	(3,674)	(498)	(14,801)	(46,593)
Transfers	(10)	5,537	1,653	(71)	(7,109)	—
Transferred to Assets Held for Sale	(44)	(4,539)	(1,450)	(2)	(551)	(6,586)
Balance as of December 31, 2020	$6,827	$132,428	$64,214	$2,756	$73,177	$279,402

					Construction
		Building and	Furniture and	Information	in
	Land	Improvements	Fixtures	Technology	Progress	Total
Accumulated depreciation
As of December 31, 2018	$—	$3,521	$1,860	$107	$—	$5,488
Depreciation	—	7,680	6,041	403	—	14,124
Disposals	—	(635)	(24)	—	(944)	(1,603)
As of December 31, 2019	$—	$10,566	$7,877	$510	$(944)	$18,009
Depreciation	—	8,624	10,854	1,006	—	20,484
Disposals	—	618	(3,018)	(230)	944	(1,686)
Transferred to Assets Held for Sale	—	(77)	(183)	—	—	(260)
Balance as of December 31, 2020	$—	$19,731	$15,530	$1,286	$—	$36,547

Depreciation expense totaled $20,484 and $14,124 for the years ended December 31, 2020 and 2019, respectively, which includes $13,135 and $5,505 recognized as cost of goods sold and $7,349 and $8,619 recognized as a part of operating expenses in the consolidated statements of profits and losses for the years ended December 31, 2020 and 2019, respectively.

There were no impairments recorded against property, plant and equipment during the years ended December 31, 2020 and 2019.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2019	2020
	Balance		Purchase			Transferred		Balance
	at		price		Impairment	to assets	Year-to-date	at
	December 31,	Acquisitions	adjustments	Disposals	Charge	held for sale	amortization	December 31,
Licenses	$182,969	$559,250	$(505)	$(1,095)	$(23,659)	$(19,690)	$(34,778)	$662,492
Trade names	1,921	49,180	767	(29)	—	(600)	(3,419)	47,820
Service agreements	—	69,370	—	—	—	—	(5,775)	63,595
Non-compete agreements	745	24,240	(45)	—	—	—	(1,446)	23,494
Total intangible assets, net	$185,635	$702,040	$217	$(1,124)	$(23,659)	$(20,290)	$(45,418)	$797,401

Amortization of intangible assets was $45,418 and $12,891 for the years ended December 31, 2020 and 2019, respectively.

The Company has determined that the goodwill associated with all acquisitions belongs to the cannabis operations segment for the years ended December 31, 2020 and 2019. The changes in the carrying amount of goodwill for the cannabis operations segment were as follows:

Total
Balance at December 31, 2019	$69,326
Purchase price adjustments	76
Acquisition of Cura (Note 4)	113,252
Acquisition of Remedy (Note 4)	909
Acquisition of MEOT (Note 4)	561
Acquisition of Curaleaf NJ (Note 4)	22,863
Acquisition of Grassroots (Note 4)	257,023
Acquisition of ATG (Note 4)	19,072
Disposals (Note 8)	(1,748)
Transferred to assets held for sale (Note 7)	(11,190)
Balance at December 31, 2020	$470,144

There was no goodwill impairment as of December 31, 2020 or 2019 based on the analysis procedures outlined below.

As of December 31, 2020, the Company assessed whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

The Company allocated goodwill to its cannabis operating segment based on acquisition of the entity to which the goodwill is attributable. As the cannabis operating segment comprises various CGUs, management tested the individual CGUs for impairment. The recoverable amount of all CGUs was determined based on the value in use (“VIU”) method using level 2 and level 3 inputs that were ultimately determined to be market participant assumptions. The recoverable amount for all CGUs was valued using a discounted cash flow (“DCF”) model, a variation of the income approach, and corroborated with value indications from certain market approaches, specifically the publicly-traded guideline company method and the comparable transaction method.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The significant assumptions applied in the determination of the recoverable amount are described as follows:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts were extended to a total of eight years (with a terminal year thereafter) based on the relative immaturity of the industry;
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those effectively enacted based on jurisdiction at the respective valuation date.

Key assumptions used in calculating the recoverable amount for each CGU grouping tested for impairment as of December 31, 2020 is outlined in the following table:

	Grassroots	Select	New Jersey	Nevada	Arizona	Connecticut	Florida	Massachusetts
	CGU	CGU	CGU	CGU	CGU	CGU	CGU	CGU
Terminal Value Growth Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Discount Rate	14.0%	13.0%	19.0%	15.0%	19.0%	18.0%	18.0%	19.0%
Recoverable Amount	$607,958	$367,590	$187,617	$76,931	$338,205	$118,630	$343,470	$165,376
Carrying Amount of Goodwill	$245,833	$113,252	$22,863	$19,589	$15,547	$14,302	$13,410	$4,517

The recoverable amount of the CGU is compared to the total CGU carrying amount for each CGU grouping for impairment testing procedures.

Select CGU

The Company’s Select CGU represents its operations dedicated to the manufacturing, processing, distribution, and marketing operations, and all adult-use and medical cannabis products marketed under the Select brand name, including all intellectual property. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment. An increase in the discount rate of 200 basis points would cause an impairment in the CGU grouping.

Grassroots CGU

The Company’s Grassroots CGU represents its operations dedicated to the cultivation, processing and sale of cannabis within the states of Illinois, Pennsylvania, Michigan, Ohio, Vermont, North Dakota, Arkansas, and Connecticut. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment. An increase in the discount rate of 150 basis points would cause an impairment in the CGU grouping.

New Jersey CGU

The Company’s New Jersey (Curaleaf) CGU represents its operations dedicated to the cultivation, processing and sale of cannabis within the state of New Jersey. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Nevada CGU

The Company’s Nevada CGU represents its operations dedicated to the cultivation and sale of cannabis within the state of Nevada. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Arizona CGU

The Company’s Arizona CGU represents its operations dedicated to the sale of cannabis within the state of Arizona. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Connecticut CGU

The Company’s Connecticut (Doubling Road) CGU represents its operations dedicated to the cultivation, processing, and sale of cannabis within the state of Connecticut. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Florida CGU

The Company’s Florida (Modern Health Concepts) CGU represents its operations dedicated to the cultivation, processing, and sale of cannabis within the state of Florida. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Massachusetts CGU

The Company’s Massachusetts (Curaleaf) CGU represents its operations dedicated to the cultivation, processing, and sale of cannabis within the state of Massachusetts. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value of the CGU was lower than its recoverable amount and recorded no impairment.

Finite asset specific impairments

During the year ended December 31, 2020, the Company identified underperformance of actual results against expected results for its Eureka cultivation operations, which is an indicator of asset impairment relating to the intangible license. The recoverable amount of the Eureka Cultivation licensing agreement was determined based on a third-party appraisal using a value in use approach, which is the present value of the future cash flows expected to be derived from the Eureka Cultivation licensing agreement, using unobservable inputs (level 3). The Eureka Cultivation licensing agreement was valued using a multi-period excess earnings method (“MPEEM”), a variation of the income approach. This methodology considers future cash flows attributable to the long-lived asset, contributory asset charges to reflect the use of other assets to sustain the subject asset, and a market participant discount rate observed in the industry. Consideration is given to historical data relating to the market and the subject asset, projected data relating to the subject asset, and certain industry standards which constitute both observable and unobservable inputs (level 2 and level 3). This model assumed a discount rate of 19.0%. As a result, the Company recognized a $23,659 impairment loss relating to this license for the year ended December 31, 2020. This license, and the corresponding impairment loss, are allocated to the cannabis operating segment (Note 18).

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 11 – Notes payable

Notes payable consist of the following:

	December 31,	December 31,
	2020	2019
Financing Agreement – 2021
Principal amount and interest accrued	$—	$90,795
Unamortized debt discount	—	(5,773)
Net carrying amount	—	85,022

Financing Agreement – 2023
Principal amount	300,000	—
Unamortized debt discount	(25,126)	—
Net carrying amount	274,874	—

Promissory Note – 2024
Principal amount	10,000	—
Unamortized debt discount	(300)	—
Net carrying amount	9,700	—

Secured Promissory Notes – 2029	—	2,505

Seller note payable	6,500	17,000
Other notes payable	427	426
Total other notes payable	$6,927	$17,426

Current portion of notes payable	6,500	17,000
Long term notes payable	285,001	87,953
Total notes payable	$291,501	$104,953

Financing Agreement – 2021

In August 2018, the Company issued $85,000 of senior secured debt (the “Financing Agreement – 2021”). In connection with the Financing – 2021 Agreement, the Company paid a fee of $1,700 upon the initial funding.

The Financing Agreement – 2021 accrued interest at a rate of 15% per annum, of which 10% was payable in cash quarterly and 5% is payable in kind. Principal and interest were due in full on August 23, 2021. The Financing Agreement – 2021 was secured by a guarantee of each wholly-owned direct and indirect subsidiary of the Company, as well as a pledge of the Company’s assets and each such guarantor and contains certain negative covenants, including restrictions on the Company’s ability to pay dividends, invest in non-wholly owned entities and to incur non-subordinated debt.

The Financing Agreement – 2021 may be pre-paid in tranches of up to $25,000 or $50,000 upon 90 or 180 days written notice. Any amount prepaid once the outstanding principal falls below $25,000 is subject to a prepayment premium.

In connection with the Financing Agreement – 2021, the Company issued warrants to purchase 3,598,492 shares of common stock of Curaleaf, Inc for a nominal value. The liability component of the notes was recorded at fair value of $77,556 and the equity component at the residual amount of $7,444. A debt discount is reflected as a reduction of the

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

carrying value of the long-term debt on the Company’s consolidated statements of financial position and is being amortized to interest expense over the term of the notes using the effective interest method.

The Company recognized interest expense under the Financing Agreement – 2021 of $0 and $15,682 for the years ended December 31, 2020 and 2019, respectively, including interest expense related to the amortization of the debt discount of $0 and $2,250, respectively.

The Company satisfied, in full, its obligations including early repayment fees of $9,920 under the Financing Agreement – 2021 in connection with and out of the proceeds from the Financing Agreement – 2023 (as defined below) in January 2020. The early repayment fee was recorded with the debt discount and is being amortized over the term of the loan with the remaining unamortized debt discount netting against notes payable in the consolidated statements of financial position. The extinguishment of the loan under the Finance Agreement – 2021 was accounted for as a non-substantial modification to Financing Agreement – 2023.

Financing Agreement – 2023

In January 2020, the Company closed on a senior secured term loan facility (“Financing Agreement – 2023”) from a syndicate of lenders totaling $300,000. The notes bear interest at a rate of 13.0% per annum, payable quarterly in arrears with maturity in December 2023. The notes contain certain principal prepayment premiums.

The Company satisfied its obligations in full under the Financing Agreement – 2021 in connection with, and out of the proceeds of the Financing Agreement - 2023. This was accounted for as a non-substantial modification with the related gain of $2,269 recorded in other income (expense) in the consolidated statements of profits and losses.

The Financing Agreement – 2023 may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 10, 2022 and January 9, 2023, will incur a prepayment premium of 6.50%. Any prepayment made between January 10, 2023 and October 14, 2023, will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023, will not incur a prepayment premium.

Beginning with the fiscal quarter ending December 31, 2020, the Financing Agreement – 2023 is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

For the quarter ended December 31, 2020, the applicable percentage ranges from 0% to 3.00% depending on the leverage ratio. For all quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters in 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 10, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

The Company recognized interest expense under the Financing Agreement – 2023 of $44,786 for the year ended December 31, 2020, including interest expense related to the amortization of the debt discount of $6,184.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Promissory Note – 2024

In October 2020, the Company entered into a Promissory Note with a principal sum of $10,000 with Baldwin Holdings, LLC (“Promissory Note – 2024”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition (Note 20) which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaing $300 is treated as Original Issue Discount (“OID”).

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The Maturity Date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contain other terms substantially similar to the Financing Agreement – 2023, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

The Company recognized interest expense under the Promissory Note – 2024 of $1,047 for the year ended December 31, 2020.

Secured Promissory Notes – 2029

In January 2017, the Company entered into secured promissory notes (the “Secured Promissory Notes – 2029”) with certain individuals for an aggregate principal amount of $2,505.

The Secured Promissory Notes – 2029 accrued interest at a rate of 12% per annum on the first $224 and 14% per annum on the remaining balance. Principal and interest were due in full on May 1, 2029. This note was paid in full through two payments in 2020 as described below.

The Company paid $1,252 and the respective accrued interest for a total of $1,651 in connection with a buyout of half of  the Remaining Florida Minority Holders in February 2020 (Note 21).  In August 2020, the Company paid $1,253 and the respective accrued interest for a total of $1,766 in connection with the buyout of the second half of the Remaining Florida Minority Holders (Note 21).

The Company recognized interest expense under the Secured Promissory Notes – 2029 of $115 and $300 for the years ended December 31, 2020 and 2019, respectively.

Seller note

The Company issued certain notes payable in conjunction with the Emerald acquisition in the amount of $8,000, the Glendale acquisition in the amount of $7,500, and the Phyto acquisition in the amount of $1,500. The Company paid $5,000 and the accrued interest related to the Emerald acquisition in January 2020 and the remaining $3,000 and accrued interest was paid in May 2020. The Company paid $2,500 and the accrued interest related to the Glendale acquisition in February 2020 (see Note 4).

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Future maturities

As of December 31, 2020, future principal payments due under notes payable were as follows:

Period	Amount
2021	6,500
2022	—
2023	300,000
2024	9,700
2025 and thereafter	427
$316,627

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 21.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of December 31, 2020 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of December 31, 2020 and 2019, the MVS represent approximately 14.2% and 22.1%, respectively, of the total issued and outstanding shares and 71.2% and 81%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS structure will terminate automatically on October 25, 2021. It will also terminate automatically upon the occurrence of the following events: (i) transfer or disposition of the MVS by the Company’s Executive Chairman, Boris Jordan, to one or more third parties which are not certain permitted holders as described in the Company’s Articles, and (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 50% of the issued and outstanding SVS and MVS. In 2019, the holder of 18,200,000 MVS voluntarily converted 18,200,000 MVS into SVS. In April and May 2020, Mr. Jordan voluntarily converted 10,000,000 MVS into SVS. As of December 31, 2020, the Company had 93,970,705 MVS issued and outstanding.

On July 20, 2020, the Company completed a private placement offering in two tranches, an initial tranche of 3,541,429 SVS and a subsequent tranche of 842,269 SVS, for a total of 4,383,698 SVS. The private placement offering was completed in connection with the closing of the Grassroots transaction.

Holders of the SVS are entitled to one vote per share. As of December 31, 2020 the Company had 569,831,140 SVS issued and outstanding.

The Company had reserved 66,380,185 and 52,237,230 SVS, as of December 31, 2020 and 2019, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (see Note 13). Other reserves in equity are due to the private placement offering described above as well as the minority buyout disclosed in Note 21.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Treasury shares

For the year ended December 31, 2020, the Company did not repurchase any treasury shares. For the year ended December 31, 2019, the Company repurchased an aggregate of 147,900 shares for a purchase price of $5.97 per share, or a total of $883. The amount is reflected as treasury shares in the consolidated statement of financial position.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the 2018 Long Term calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows: Incentive Plan (the “LTIP”).  The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards.  The number of SVS reserved for issuance under the LTIP is

	December 31,
	2020		2019
Fair value at grant date	$5.03		$5.97
Share price at grant date	$6.61		$7.67
Exercise price	$6.57		$7.76
Expected volatility	93.2%		87.2%
Expected life	6.3	years	6.9	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.19%		1.90%

The expected volatility is estimated based on the historical volatility of a publicly traded set of peer companies. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the year ended December 31, 2020, the Company recorded share-based compensation in the amount of $30,879, including $8,493 related to the fair value of Select rollover options (Note 4). The Company recorded share-based compensation of $16,607 for the year ended December 31, 2019.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2020	2020	2019	2019
Outstanding at January 1	26,919,515	$1.90	31,269,448	$0.94
Forfeited during the year	(684,911)	7.03	(178,086)	1.10
Exercised during the year	(8,183,416)	0.43	(6,905,117)	0.31
Granted during the year	2,007,230	6.57	2,733,370	8.35
Rollover grants in connection with acquisition (Note 4)	5,257,209	9.98	—	—
Outstanding at December 31	25,315,627	$4.24	26,919,615	$1.59
Options exercisable at December 31	17,033,826	$3.68	17,453,214	$0.24

Restricted stock units (“RSUs”)

The number of RSUs awarded under the 2018 LTIP Plan were as follows:

	Number of RSUs
	2020	2019
Outstanding at January 1	2,170,064	166,215
Forfeited during the year	(217,600)	—
Released during the year	(1,219,187)	(166,215)
Granted during the year	1,820,020	2,170,064
Outstanding at December 31	2,553,297	2,170,064
RSUs vested at December 31	105,593	—

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Year ended
	December 31,
	2020	2019
Selling, general and administrative expenses:
Salaries and benefits	$104,252	$52,737
Sales and marketing	23,272	12,188
Rent and occupancy	13,124	4,613
Travel	4,779	6,574
Professional fees	47,598	30,550
Office supplies and services	17,731	8,290
Other	16,518	6,070
Total selling, general and administrative expense	$227,274	$121,022

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 15 – Other expense

Other expense consist of the following:

	Year ended
	December 31,
	2020	2019
Gain (loss) on disposal of assets (Note 9)	$3,288	$(177)
Restructuring charges	—	(2,323)
Loss on termination of purchase agreement	—	(1,319)
Impairment of intangible assets (Note 10)	(23,659)	—
Gain on non-substantial debt modification (Note 11)	2,269	—
Other income	1,419	562
Total other expense, net	$(16,683)	$(3,257)

The restructuring charges incurred for the year ended December 31, 2019 were for costs related to the restructuring of the Curaleaf Hemp Brand.

The loss on termination of purchase agreement for the year ended December 31, 2019 was for the termination of the Agua Street purchase agreement.

Note 16 – Income taxes

The tax provision amounts recognized in the consolidated statements of profits and losses were as follows:

	Year ended December 31,
	2020	2019
Current year	$76,718	$14,977
Provision to return adjustment	(888)	2,123
Current tax expense	75,830	17,100
Deferred tax expense	7,541	6,959
Provision for income taxes	$83,371	$24,059

The Company’s provision for income taxes differs from applying the U.S. federal income tax rate to income before taxes primarily due to state income taxes, certain stock compensation, and miscellaneous permanent differences.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2020		2019
Income (loss) before provision for income taxes	$22,043		$(45,789)
Tax using the Company's domestic tax rate	3,307	15.0%	$(6,868)	15.0%
Effect of tax rates in foreign jurisdictions	1,323	6.0%	(2,747)	6.0%
Tax effect of:
State taxes, net of federal benefit	1,240	5.6%	3,130	(6.8)%
Share-based compensation	7,883	35.8%	4,993	(10.9)%
Non-taxable partnership income	(395)	(1.8)%	(137)	0.3%
Non-deductible expenses	61,970	281.1%	18,341	(40.1)%
Other	3,139	14.2%	1,290	(2.8)%
Unrecognized deferred tax asset on current year losses	4,904	22.2%	6,057	(13.2)%
	$83,371	378.2%	$24,059	(52.5)%

The Company operates in the legal cannabis industry, but is subject to Section 280E of the Internal Revenue Code (“IRC”). Section 280E prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). The application of Section 280E has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In states the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries. The non-deductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as those associated with lobbying.

The IRS has invoked Section 280E in tax audits against various state-legal cannabis businesses in the U.S.. Although the IRS has issued a clarification allowing the deduction of certain expenses, the scope of this allowance is interpreted very narrowly, resulting in the non-deductibility of certain operating and general administrative costs. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to the cannabis industry. Further, there are several pieces of legislation being considered by the U.S. Congress that could change the interpretation of Section 280E by removing its applicability to the legalized cannabis industry.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Changes in the Company’s deferred taxes were as follows:

			Acquired in		Deferred	Deferred
	Net balance	Recognized in	business		tax	tax
	at January 1	profit or loss	combination	Net	asset	liability
As of December 31, 2020
Depreciation and amortization	$(8,004)	$(13,648)	$(193,382)	$(215,034)	$—	$(215,034)
Accrued & prepaid expenses	(7,681)	7,984	—	303	303	—
Inventories	(7,552)	(18,633)	—	(26,185)	—	(26,185)
Tax loss carryforward	3,223	16,756	—	19,979	19,979	—
Tax asset (liability) before netting	$(20,014)	$(7,541)	$(193,382)	$(220,937)	$20,282	$(241,219)
Balance sheet netting					(14,754)	14,754
Net tax asset (liability)					$5,528	$(226,465)

			Acquired in		Deferred	Deferred
	Net balance	Recognized in	business		tax	tax
	at January 1	profit or loss	combination	Net	asset	liability
As of December 31, 2019
Depreciation and amortization	$(5,163)	$7,122	$(9,963)	$(8,004)	$—	$(8,004)
Accrued & prepaid expenses	(455)	(7,226)	—	(7,681)	—	(7,681)
Share-based compensation	1,117	(1,117)	—	—	—
Inventories	(890)	(6,662)	—	(7,552)	—	(7,552)
Tax loss carryforward	903	1,460	860	3,223	3,223	—
Tax credit carryforward	536	(536)	—	—	—	—
Tax asset (liability) before netting	$(3,952)	$(6,959)	$(9,103)	$(20,014)	$3,223	$(23,237)
Balance sheet netting					(595)	595
Net tax asset (liability)					$2,628	$(22,642)

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As the Company generally files separate U.S. and state tax returns for each legal entity within the consolidated group, the Company must evaluate the realization of deferred tax assets separately. As of December 31, 2020, the Company performed an evaluation to determine whether the net deferred tax assets at each filing group could be recognized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that Curaleaf, Inc., the U.S. parent company, along with its Kentucky, Maryland, Missouri, and Arizona operations should not recognize their deferred tax assets due to those companies being in cumulative loss positions.

Under IRC 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” as defined in Section 382. Future changes in the Company’s share ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Deferred tax assets have not been recognized with respect to the following items because it is deemed not probable that future taxable profit will be available against which the Company can utilize them.

	December 31, 2020		December 31, 2019
	Gross amount	Tax amount	Gross amount	Tax amount
Deductible temporary differences	$61,192	$17,948	$20,535	$5,798
Tax losses	146,387	40,727	65,345	17,447
	$207,579	$58,675	$85,880	$23,245

At December 31, 2020 and 2019, the Company had tax loss carryforwards of $357,492 and $84,913, respectively, which begin to expire between 2021 through 2040 and 2020 through 2039, respectively. At December 31, 2020 and 2019, the Company had a tax loss carryforward of $132,003 and $70,753, respectively, which will never expire.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and Canadian jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and Canadian jurisdictions, where applicable.  The Company is currently under IRS examination for the tax years 2016, 2017, and 2018.  In one of its recent acquisitions, the Company identified tax positions where it was not probable that the tax authorities would accept its tax position, therefore the Company recorded additional tax liabilities for the expected ultimate settlement with the tax authorities. As of December 31, 2020, the Company recorded $2.9 million of unrecognized tax benefits in purchase accounting and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of December 31, 2020, the Company also accrued interest and penalties of $0.8 million for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting before the IRS. The outcome of this audit remains unclear at this point.  The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's consolidated financial statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 17 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
Numerator:
Net loss	$(35,109)	$(27,152)	$(61,328)	$(69,848)
Less: Net income (loss) attributable to redeemable non-controlling interest	165	(591)	407	(2,604)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(35,274)	$(26,561)	$(61,735)	$(67,244)
Denominator:
Weighted average common shares outstanding — basic and diluted	660,398,593	468,445,941	557,192,899	462,911,053
Loss per share — basic and diluted	$(0.05)	$(0.06)	$(0.11)	$(0.15)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended
	December 31,
	2020	2019
Options to purchase SVS	25,315,627	26,919,615

There were no shares of stock held in escrow as of December 31, 2020. As of December 31, 2019, the Company had 688,349 shares held in escrow in connection with the Eureka acquisition.

Note 18 – Segment Reporting

The Company operates in two segments: the production and sale of cannabis via retail and wholesale channels (“Cannabis Operations”); and providing professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees under management service agreements (“Non-Cannabis Operations”).

	Cannabis	Non-Cannabis	Total
For the year ended December 31, 2020:
Revenues	$586,219	$40,418	$626,637
Gross profit	350,095	40,418	390,513
Income (loss) from operations	122,196	(58,512)	63,684
Net income (loss)	23,572	(84,900)	(61,328)

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	Cannabis	Non-Cannabis	Total
For the year ended December 31, 2019:
Revenues	$173,857	47,161	$221,018
Gross profit	94,452	47,161	141,613
Loss from operations	(6,348)	(21,369)	(27,717)
Net loss	(19,649)	(50,199)	(69,848)

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2020:
Total assets	$2,114,424	$211,631	$58,504	$2,384,559
Total liabilities	672,796	330,399	7,181	1,010,376

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2019:
Total assets	$465,169	$271,757	$—	$736,926
Total liabilities	93,785	239,695	—	333,480

Note 19 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent.

At December 31, 2020, approximate future minimum payments due under non-cancelable operating leases were as follows:

Period	Scheduled payments
2021	$48,669
2022	48,755
2023	46,855
2024 and thereafter	426,972
Total undiscounted lease liability	571,251
Impact of discount	(282,332)
Lease liability at December 31, 2020	288,919
Less current portion of lease liability	(15,710)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(2,714)
Long-term portion of lease liability	$270,495

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2020 and 2019 were immaterial.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, January 1, 2020	$82,794
ROU assets acquired (Note 4)	155,662
Additions to leased assets	53,527
Depreciation charges	(22,553)
Transferred to assets held for sale	(2,262)
Carrying amount, December 31, 2020	$267,168

The total interest expense on lease liabilities for the year ended December 31, 2020 and 2019 was $18,962 and $6,357, respectively.

The total depreciation expense on right-of-use assets (“ROU assets”) for the year ended December 31, 2020 and 2019 was $22,553 and $10,270, respectively, of which $6,644 and $0, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the years ended December 31, 2020 and 2019 was $26,762 and $11,073, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements.

Legal

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently involved in the following proceedings:

Connecticut Arbitration.  Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right to require that PalliaTech CT, LLC or any Affiliate purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.”  On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2)

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

4,755,548 SVS of Curaleaf Holdings, Inc.; and (3) the potential for additional equity in Curaleaf Holdings, Inc. depending on the results of a “Settlement Second Appraisal.”  Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. On February 28, 2020, Curaleaf Holdings, Inc. filed a response to the Statement of Claim. A schedule for the arbitration has not yet been established.

Florida Arbitration / Litigation.  On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC. On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers. On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash. During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC.  The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action.  On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934. On March 6, 2020, Defendants filed a motion to dismiss, arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2020, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and Canadian jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and Canadian jurisdictions, where applicable.  The Company is currently under IRS examination for the tax years 2016, 2017, and 2018.  In one of its recent acquisitions, the Company identified tax positions where it was not probable that the tax authorities would accept its tax position, therefore the Company recorded additional tax liabilities for the expected ultimate settlement with the tax authorities.  As of December 31, 2020, the Company recorded $2.9 million of unrecognized tax benefits in purchase accounting and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements.  As of December 31, 2020, the Company also accrued interest and penalties of $0.8 million for its uncertain tax positions.  The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS.  The outcome of this audit remains unclear at this point.  The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination.  The ultimate resolution of tax matters could have a material effect on the Company's consolidated financial statements.   As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated.  The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 20 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the years ended December 31, 2020 and 2019.

	Year ended		Balances as of
	December 31,		December 31,	December 31,
	2020	2019	2020	2019

Transaction	Related party transactions		Balance receivable (payable)
Processing fees (1)	$2,220	$—	$—	$—
Consulting fees (2)	1,225	319	—	—
Travel and reimbursement (2)	180	816	—	—
Rent expense, net (3)	(208)	238	—	—
Contingent liability (4)	—	—	—	(18,000)
Senior Unsecured Note - 2019 (5)	—	237	—	—
Promissory Note - 2024 (6)	1,047	—	(9,700)	—
Non-consolidated GR Companies (7)	—	—	5,947	—
	$4,464	$1,610	$(3,753)	$(18,000)

(1) For the year ended December 31, 2020, the Company recognized direct expenses of $2,220 for processing expenses with Sisu Extracts. Sisu Extracts, a state licensed processor in California, performed toll processing services for the Company during the reported periods. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the year ended December 31, 2020, the Company recognized $1,000 of consulting expenses to Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman, as well as $40 in travel and other business developement expenses. For the year ended December 31, 2020, the Company recognized consulting expenses of $74 and

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

travel and business development expenses of $140 for work directly performed by Boris Jordan, Executive Chairman. For the year ended December 31, 2020, the Company recognized consulting expense of $151 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions. For the year ended December 31, 2019, the Company recognized travel and business development expenses of $34 as expense to Measure 8 Venture Partners. For the year ended December 31, 2019, the Company recognized consulting, travel and business development expenses related to the Company of $1,101 as payment to Sputnik Group LTD, a company controlled by Boris Jordan, Executive Chairman as of December 31, 2019. For the fiscal year 2020, the Sputnik Group LTD no longer meets the definition of a related party. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(3) For the years ended December 31, 2020 and 2019, the Company recognized a rent expense credit of $238 and rent expense of $238, respectively, for a sublease between Curaleaf NY LLC and Measure 8 Venture Partners LP, an entity controlled by Boris Jordan, Executive Chairman of the Company. For the year ended December 31, 2020, the Company recognized rent expense of $30 for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a member of the Company’s board of directors. Both arrangements represent on-going contractual commitments based on executed leases.

(4) As of December 31, 2019, the Company had a contingent consideration liability of  $18,000 for the purchase of Curaleaf Massachusetts, Inc. payable upon the achievement of certain milestones. The liability was payable to Baldwin Holdings, LLC, of which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The contingent consideration liability was converted to a note payable in October 2020 (Note 11). See (6) below regarding details on this new related party arrangement.

(5) For the year ended December 31, 2019, the Company recognized interest expense of $237 to Boris Jordan, Executive Chairman, and MedTech International Group, LLC, a company controlled by Boris Jordan, for interest on the Senior Unsecured Notes – 2019. The Company satisfied its full obligations under the Senior Unsecured Notes in December 2019, thus no interest expense is recognized in 2020. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to this transaction.

(6) For the year ended December 31, 2020, the Company had an outstanding notes payable balance of $9,700 and recognized a related interest expense of $1,047 on the Promissory Note – 2024, which is held with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The Company entered into the Promissory Note – 2024 in October 2020 to replace the previously recorded contingent consideration liabilitilty (Note 11). Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.

(7) Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW.

The Company recognized $132,234 for the prepayment for these non-consolidated GR Companies (See Note 4).

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31,
Key management personnel compensation	2020	2019
Short-term employee benefits	$3,023	$1,997
Other long-term benefits	46	27
Share-based payments	17,093	12,493
	$20,162	$14,517

Note 21 – Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the years ended December 31, 2020 and 2019.

	Fair value measurements
	as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$46,210	$46,210
	$—	$—	$46,210	$46,210

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$4,592	$4,592
	$—	$—	$4,592	$4,592

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	Fair value measurements
	as of December 31, 2019 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$19,197	$19,197
	$—	$—	$19,197	$19,197

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$35,310	$35,310
	$—	$—	$35,310	$35,310

Biological assets

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

●	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;
●	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
●	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;
●	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;
●	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and
●	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12 week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of December 31, 2020 and 2019, on average, were 57% and 49% complete, respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Signifcant inputs & Assumptions	Sensitivity Inputs ('000s)		Sensitivity	(+/-) Impact on Fair Value ('000s)
	December 31, 2020	December 31, 2019		December 31, 2020	December 31, 2019
Total expected grams yielded	9,776	3,466	(+/-) 10% grams yield	$3,017	$1,244
Average cost per gram to complete production	$1.78	$1.95	(+/-) $1.00 per gram	$9,734	$3,469
Average selling price per gram, less cost	$3.09	$3.59	(+/-) $1.00 per gram	$9,713	$3,464

Non-controlling interest contingency and buyout

During 2018, the Company agreed to acquire the remaining non-controlling interest in Costa Nursery Farms, LLC, d/b/a Modern Health Concepts (“MHC”) and Double Road Holdings, LLC (“DRH”), therefore voiding the non-controlling interest put options and the non-controlling interest purchased call options from the original agreements. The MHC acquisition’s consideration was for $25,000 in cash as well as common stock and the DRH acquisition’s consideration was for $40,142 in cash as well as common stock. Upon closing of each acquisition, the Company reversed the non-controlling interest contingency liabilities.

The non-controlling interest in MHC of $12,000 was calculated using the fair value method of the assets acquired and liabilities assumed. The value used in this determination was the purchase price for the controlling interest. The Company used the fair value method as it believes that the risks and rewards of the acquired entity are shared by the Company and the holder of the non-controlling interest. The MHC Agreement contained a put option under which the holder of the non-controlling interest could require the Company to redeem its equity interest in MHC. The redemption value was to be determined by mutual agreement or by an independent valuation expert subject to certain parameters that include a “floor” amount of $12,000 and a “ceiling” amount equal to 75% of the excess of the fair market value over $40,000 times the percentage interest held by the holder of the non-controlling interest (30% at the acquisition date). The Company had a call option under which it may require the holder of the non-controlling interest to sell under the same terms.

PT Florida was owned 77.2% by the Company and 22.8% by third parties (the “Remaining Florida Minority Holders”). The Remaining Florida Minority Holders, through their 22.8% non-controlling interest in PT Florida, indirectly held a 15.9% non-controlling interest in MHC as of December 31, 2019. In January 2020, half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of $2,500 cash and 1,772,062 SVS, valued at $12,272. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,651 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders (See Note 11). In August 2020, the remaining half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of no cash and 2,375,000 SVS, valued at $19,996. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,766 cash to retire principal and interest on the remaining half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders (See Note 11).

In October 2018, the Company agreed to acquire from the minority members of DRH (the “DRH Minority Members”) their remaining 49% membership interests in DRH (the “DRH Minority Membership Units”) in consideration for $40,142 in cash (the “Connecticut Minority Buy-Out”) and $41,747 which was settled through the issuance of 4,755,548 SVS. This transaction closed immediately following completion of the Business Combination discussed in Note 3. The number of SVS to be paid to the DRH Minority Members for the DRH Minority Membership Units may be adjusted based upon an independent valuation to be conducted following the completion of the Business Combination. The valuation will first establish the value of DRH as a percentage of the value of Curaleaf Inc. as at March 8, 2018 (the “Exchange Ratio”), and then convert the Exchange Ratio into a percentage of the fully diluted equity as of the date of the Business Combination, not taking into account shares to be issued in connection with the Private Placement (the “Diluted Share Count”). Upon completion of this valuation, the number of additional SVS to be issued to DRH Minority Members shall be determined based on a prescribed formula, provided that the aggregate number of SVS issued to the DRH Minority Holders shall not

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

exceed an additional 1.96% of the Diluted Share Count representing 8,962,380 SVS. In February 2020, the Company issued 2,016,858 SVS to the former minority members of DRH as a result of the second independent valuation.

As of both December 31, 2020 and 2019 the Company recognized a non-controlling interest buyout liability in the amount of $2,694, with the offset being recognized in redeemable non-controlling interest buyout as contra equity. An increase or decrease in the weighted average cost of capital (“WACC”) would result in an insignificant change in the fair value of the non-controlling interest contingency.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks. As of December 31, 2020, the Company recognized a $494 provision for expected credit losses. No provision was recognized for the year ended December 31, 2019.

The Company’s aging of trade receivables was as follows:

	December 31,	December 31,
	2020	2019
0 to 90 days	$25,180	$10,471
91 to 180 days	236	1,853
181 days +	967	5,015
Total accounts receivable, net	$26,383	$17,339

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

In addition to the commitments outlined for notes payable in Note 11 and lease liabilities in Note 19, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the year ended December 31, 2020:
Accounts payable	$47,043	$—	$47,043
Accrued expenses	57,475	—	57,475
Other current liabilities	6,568	—	6,568
Non-controlling interest redemption liability	—	2,694	2,694
Contingent consideration liability	—	1,898	1,898
	$111,086	$4,592	$115,678

	< 1 Year	1 to 3 Years	Total
For the year ended December 31, 2019:
Accounts payable	$12,742	$—	$12,742
Accrued expenses	18,016	—	18,016
Other current liabilities	31,549	—	31,549
Non-controlling interest redemption liability	—	2,694	2,694
Contingent consideration liability	—	32,616	32,616
	$62,307	$35,310	$97,617

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 11, the Company has various notes payable in place. Certain of these notes are subject to financial covenants which are mainly in the form of cash related covenants.  Other than these items related to notes payable, as of December 31, 2020 and December 31, 2019, the Company was not subject to externally imposed capital requirements.

Curaleaf Holdings, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 22 – Subsequent events

In January 2021, the Company entered into a $50,000 secured credit facility (the “Credit Agreement”) with a syndicate of lenders which matures on January 10, 2024. The net proceeds from borrowings under the Credit Agreement are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Credit Agreement bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing.

The Credit Agreement may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023, will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024, will incur a prepayment premium of 2.50%.

The Credit Agreement is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

The Credit Agreement contains other terms substantially similar to the Financing Agreement – 2023.

On January 12, 2021, the Company closed on its previously announced overnight marketed offering (the “Offering”) of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering exercised through an over-allotment option by the underwriters, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240,569 from the Offering for working capital and general corporate purposes.

See Note 19 for information regarding developments in certain legal proceedings that occurred after December 31, 2020.

See Note 4 for information regarding acquisitions that were signed after December 31, 2020.